Exhibit 3(a)

                     NORTH SHORE GAS COMPANY

                   RESOLVED, That, effective as of the
          close of business on August 31, 1997, the By-
          Laws of the Company be, and they hereby are, amended by replacing Section 3.1 of Article
          III of the By-Laws in its entirety with the following:

                           ARTICLE III
                    Directors and Committees

                   SECTION 3.1.   Number and Election.
          The business and affairs of the Company shall be managed and controlled by a board of directors, five (5) in number, none of whom needs to be a shareholder. The directors shall be elected by the shareholders entitled to vote at the annual meeting of such shareholders and each director shall be elected to serve for a term of one (1) year and thereafter until his successor shall be elected and shall qualify. The Board of Directors may fill one or more vacancies arising between meetings of shareholders by reason of an increase in the number of directors or otherwise.

                   RESOLVED FURTHER, That the
          Secretary of the Company be, and he hereby is, directed to initial a copy of the amended
          By-Laws presented at this meeting and place it with the important papers of this meeting.